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                             December 29, 2022

       Richard Hardiman
       Chief Executive Officer
       RanMarine Technology B.V.
       Galile  straat 15, 3029AL
       Rotterdam, The Netherlands

                                                        Re: RanMarine
Technology B.V.
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted December
1, 2022
                                                            CIK No. 0001955514

       Dear Richard Hardiman:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Confidential Draft Registration Statement on Form F-1

       Cover Page

   1. Please revise the cover page to disclose the amount of underwriter warrants that will be issued to the
underwriter as additional compensation.
 Richard Hardiman
FirstName
RanMarineLastNameRichard
           Technology B.V. Hardiman
Comapany29,
December  NameRanMarine
              2022        Technology B.V.
December
Page 2    29, 2022 Page 2
FirstName LastName
Prospectus Summary, page 6

2. Please revise your summary to present an objective description of the challenges and/or weakness of your business and operations. As an example only, you highlight your planned products and market opportunities without equally prominent disclosure regarding your weaknesses. For example, we would expect to see prominent disclosure regarding the size of your company, revenues and the number of each of your current products that you sold in the last fiscal year.
Risk Factors, page 16

3. We note your disclosure indicating that you could suffer inflationary pressures. Please update this risk factor if recent inflationary pressures have materially impacted your operations. In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.
4. Please disclose whether you are subject to material cybersecurity risks in your supply chain based on third-party products, software, or services used in your products, services, or business and how a cybersecurity incident in your supply chain could impact your business. Discuss the measures you have taken to mitigate these risks. Please revise to also describe the extent and nature of the role of the company's board of directors in overseeing cybersecurity risks, including in connection with your supply chain/suppliers/service providers.
5. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.
Our ability to have our securities traded on Nasdaq is subject to us meeting applicable listing criteria., page 27

6. We note your disclosure that "in the event we are unable to have our shares traded on
         Nasdaq, our ordinary shares and warrants could potentially trade on the OTCQX or the
         OTCQB," however, you also state on the cover page that you will not proceed with the offering unless your ordinary shares and warrants are approved for listing on NASDAQ.
         Please revise to clarify, if true, that you will not proceed with the offering unless your ordinary shares and warrants are approved for listing on NASDAQ. Richard Hardiman
FirstName
RanMarineLastNameRichard
           Technology B.V. Hardiman
Comapany29,
December  NameRanMarine
              2022        Technology B.V.
December
Page 3    29, 2022 Page 3
FirstName LastName
Use of Proceeds, page 30

7. We note that you have bridge loan agreements that are payable at the earlier of the maturity date of the loans or the date of your initial public offering. If any material part of the proceeds of the offering is to be used to discharge, reduce or retire indebtedness, describe the interest rate and maturity of such indebtedness and, for indebtedness incurred within the past year, the uses to which the proceeds of such indebtedness were put. Refer to Item 3.C of Form 20-F.
Dilution, page 33

8. Expand the disclosure to show how the numbers and percentages would change assuming the exercise and conversion of all outstanding securities. Management's Discussion and Analysis of Financial Condition and Results of Operations, page
34

9. Please revise your MD&A to include a discussion of your financial condition, changes in financial condition, and results of operations for the interim financial statement periods provided in your filing. Refer to Item 5 of Form 20-F.
10. We note that you have experienced supply chain disruptions. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken, if any. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.
11. We note your disclosure that you source some components from China. Please disclose whether your business segments, products, lines of service, projects, or operations are materially impacted by the pandemic-related lockdowns in China. In addition, discuss any steps you are taking to mitigate adverse impacts to your business. Liquidity and Capital Resources, page 35

12. It appears that the information presented in your table, as well as the related cash flow narrative, does not agree with your audited statements of cash flows. Please revise your disclosures as appropriate.
13. Update the Liquidity and Capital Resources section in MD&A to disclose all current material debt of the company.
 Richard Hardiman
FirstName
RanMarineLastNameRichard
           Technology B.V. Hardiman
Comapany29,
December  NameRanMarine
              2022        Technology B.V.
December
Page 4    29, 2022 Page 4
FirstName LastName
Financial Statements, page 103

14. You disclose in Note 2.1 that your financial statements have been prepared in accordance with IFRS 1 since you have not previously prepared financial statements. Please revise your filing to include an opening balance sheet as of the date of transition to IFRS or tell us why such presentation is not required. Refer to paragraphs 1.3, 6, and 21 of IFRS 1 and the guidance provided in Question 39 of our Generally Applicable Questions on Title
         I of the JOBS Act.
Exhibits

15. We note you have entered into material agreements, including your Poralu Marine
         Assembly and Distribution Agreement. Additionally, we note that you expect to adopt the 2022 Equity Incentive Plan prior to the offering. Please file all required agreements as exhibits or tell us why you are not required to do so.
General

16. We note your disclosure that you have experienced minor disruptions in your supply chain due to the Russian invasion of Ukraine. Please disclose whether and how your business segments, products, lines of service, projects, or operations are materially impacted by
         supply chain disruptions, especially in light of Russia   s invasion
of Ukraine or in light of
         the effectiveness of the UFLPA. For example, discuss whether you have or expect to:
             suspend the production, purchase, sale or maintenance of certain items due to a lack of raw materials, parts, or equipment; inventory shortages; reduced headcount; or
              delayed projects;
             experience labor shortages that impact your business;
             experience cybersecurity attacks in your supply chain;
             experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials (e.g., nickel, palladium, neon, cobalt, iron, platinum or other raw material sourced from Russia, Belarus, or Ukraine or cotton, polysilicon, lithium, nickel, manganese, beryllium, copper, gold or other raw material sourced from Western China);
             experience surges or declines in consumer demand for which you are unable to adequately adjust your supply;
             be unable to supply products at competitive prices or at all due to export restrictions, sanctions, tariffs, trade barriers, or political or trade tensions among countries or the ongoing invasion; or
             be exposed to supply chain risk in light of Russia   s invasion of
Ukraine, the
              effectiveness of the UFLPA and/or related geopolitical tension or
have sought to    de-
              globalize    your supply chain.
         Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business.
 Richard Hardiman
FirstName
RanMarineLastNameRichard
           Technology B.V. Hardiman
Comapany29,
December  NameRanMarine
              2022        Technology B.V.
December
Page 5    29, 2022 Page 5
FirstName LastName
17. Please revise the registration statement to include all information required by Form F-1 and complete all blanks in the registration statement, subject to applicable exemptions.
         Review your disclosure and remove any inappropriate notes to draft or internal comments to your working group.
18. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, to us for review.
       You may contact Dale Welcome at 202-551-3865 or Andrew Blume at 202-551-3254 if
you have questions regarding comments on the financial statements and related matters. Please contact Erin Donahue at 202-551-6063 or Evan Ewing at 202-551-5920 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing